CORRESP

SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM 901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

June 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:      ENDI Corp.
Amendment No. 3 on Registration Statement on Form S-4
Filed June 6, 2022
File No. 333-262505

Dear Ms. Bednarowski:

Reference is made to the registration statement on Form S-4 (the “S-4) of ENDI Corp. (the “Company” or “New Parent”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022, and subsequently amended and filed on March 25, 2022 (the “Amendment No. 1 to the S-4”) and on May 9, 2022 (the “Amendment No. 2 to the S-4”). By letter dated May 23, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Amendment No. 2 to the S-4. Amendment No. 3 to Form S-4 (the “Amendment No. 3 to the S-4”), which responds to the Staff’s comments contained in the Comment Letter, is today being publicly filed by the Company with the Commission via EDGAR.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 3 to the S-4.

Amendment No. 3 to Registration Statement on Form S-4

What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?, page 5

1.

Refer to your response to comment 11.  Please revise the first column of the table here and the organizational chart on page 10 to clearly disclose both the voting and economic percentages of each group.

In response to the Staff’s comment, the Company has revised the table and the chart in question entitled “What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?” under the heading “Questions and Answers” as well as the organizational chart under “Summary” to include both voting and economic percentages of each group. Please see “What equity stake will current ENDI stockholders, officers, directors, and the CBA Member have in New Parent?” on page 5 of the Amendment No. 3 to the S-4 and page 10, respectively.

The Business Combination
Background of the Business Combination, page 29

2.

Refer to your response to comment 18.  Please revise the Background of the Business Combination section to disclose the valuation of ENDI and CBA and expand your disclosure related to the negotiations regarding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David Sherman’s employment agreement, the Services Agreement and the Additional Purchase Subscription Agreement, so that investors understand how the consideration and the terms of the ancillary agreements were negotiated and eventually agreed upon.

In response to the Staff’s comment, the Company has revised the section of the Amendment No. 3 to the S-4 entitled “The Business Combination - Background to the Business Combination” to expand the disclosure relating to the negotiation of the ancillary agreements.   Please see “The Business Combination - Background of the Business Combination” on page 29 of the Amendment No. 3 to the S-4.

ENDI’s Reasons for the Business Combination; Recommendation of the Board of Directors, page 34

3.

Refer to your response to comment 8.  Please revise here and in your questions and answers sections to clarify why the board of directors considered New Parent’s management structure and ownership structure immediately following the Business Combination to be beneficial, including the reasons why the Enterprise Diversified board of directors considered (i) the CBA’s ability to elect a majority of the board to be beneficial to the shareholders of Enterprise Diversified and (ii) the employment agreement with David Sherman to be beneficial to Enterprise Diversified.

In response to the Staff’s comment, the Company has revised the sections of the Amendment No. 3 to the S-4 entitled Reasons for the Business Combination and Recommendation of the Board of Directors to address the Staff’s comment.  The Company supplementally advises the Staff that, as reflected in Amendment No. 3 to the S-4, ENDI and the CBA Member have amended the provisions in the New Parents’ proposed Articles and the Stockholders Agreement to revise CBA’s ability to designate directors of New Parent to be proportional to its aggregate beneficial ownership of New Parent’s Common Stock. Please see “Reasons for the Business Combination” on page 34 of the Amendment No. 3 to the S-4 and the related discussions of the Proposed Articles of New Parent on page 119 and the Stockholder Agreement on page 52 of the Amendment No. 3 to the S-4.

Opinion of Financial Advisor
Financial Analysis
Valuation of CBA, page 36

4.

We note your response to comment 20.  Please revise to include the financial projections provided to Empire from CBA.  In this regard, we note that you have provided a summary of the financial projections.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 3 to the S-4 entitled “Opinion of Financial Advisor – Valuation of CBA” to include material portions of the financial projections provided to Empire by CBA, and has included the financial projections in their entirety as Annex M to Amendment No. 3 to the S-4. Please see “Opinion of Financial Advisor – Valuation of CBA” on page 36 of the Amendment No. 3 to the S-4.

5.

Refer to your response to comment 21.  Please revise this disclosure to clarify the projection period for each of the total assets under management, total revenue from existing funds, total revenue from future funds, pre-tax income from existing funds and pretax income from future funds.

In response to the Staff’s comment, the Company has revised the section Amendment No. 3 to the S-4 entitled “Opinion of Financial Advisor – Valuation of CBA” to clarify the projection period for each of the requested financial projections.  Please see “Opinion of Financial Advisor – Valuation of CBA” on page 36 of the Amendment No. 3 to the S-4.

Market Approach, page 37

6.

Refer to your response to comment 21.  Please revise to disclose quantitative information regarding the multiples used in the analysis, for example the minimum, mean, median and maximum for the EV to trailing-twelve month AUM, EV to projected 2022 EBITDA and EV to projected 2023 EBITDA.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 3 to the S-4 entitled to “Opinion of Financial Advisor – Market Approach” to include the requested information. Please see “Opinion of Financial Advisor – Market Approach” on page 37 of the Amendment No. 3 to the S-4.

Reasonableness Test, page 37

7.

Refer to your response to comment 21.  Please disclose the closing dates and the merger parties of the Guideline Transactions used for these analyses as well as any omitted transactions.  In addition, please disclose the enterprise values calculated in the analysis of implied multiples.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 3 to the S-4 entitled to “Opinion of Financial Advisor – Reasonableness Test” to include the requested information.  Please see “Opinion of Financial Advisor – Reasonableness Test” on page 37 of the Amendment No. 3 to the S-4.

Valuation of Merger Consideration, page 37

8.

Refer to your response to comment 21.  Please disclose the “various VWAP calculations” and how Empire used those to determine the total fair market value of the consideration available to CBA.  Also, state, if true, that this does not include the value of the Class B Shares and Warrants, and disclose the fair market value of the consideration of the Class A Shares to be issued and the warrants to be issued.  To the extent that there are no calculations that include the value of the Class B Shares, please disclose.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 3 to the S-4 entitled to “Opinion of Financial Advisor – Valuation of Merger Consideration” to include the requested information.  Please see “Opinion of Financial Advisor – Valuation of Merger Consideration” on page 37 of the Amendment No. 3 to the S-4.

Assets Under Management, page 76

9.

Refer to your response to comment 24.  Please revise to identify the material investment strategies/funds for which you do not include benchmark or performance information and disclose information similar to that included in the response to explain why this information is not disclosed.

In response to the Staff’s comment, the Company has revised the section of Amendment No. 3 to the S-4 entitled to “Assets Under Management” to disclose the requested information.  Please see “Management Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors - Assets Under Management” on page 86 of the Amendment No. 3 to the S-4.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Edward S. Horton

Edward S. Horton, Esq.